AB INTERNATIONAL GROUP CORP.

Frunze Street 176, Issikatinskiy district, Milianfan, Kyrgyzstan, 720000

Tel. +996-558-414146

November 24, 2014

Mr. Michael Kennedy,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: AB International Group Corp.

       Registration Statement on Form S-1

       Filed October 10, 2014

       File No. 333-199238

Dear Mr. Michael Kennedy:

AB International Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the " Registration Statement") in response to the Commission's comments, dated November 4, 2014 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on October 10, 2014.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. Please revise your disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have no operations and no non-cash assets. Please refer to Rule 405 under the Securities Act of 1933, as amended. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity and illiquidity of your securities. Also, please disclose your shell company status on your prospectus cover page and add a related risk factor.

Our response:  We do not believe that AB International Group Corp. is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that AB International Group Corp. can be classified as having “no or nominal operations”.  Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, AB International Group Corp. devoted a significant amount of time to the development of its business. In furtherance of the planned business, AB International Group Corp. investigated the market demand for used American automobiles in Kyrgyzstan. Additionally, we have researched used car market in the US. Also, as of today, we have purchased one car for resale. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”.

2. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended. In this regard, we note the following:

• Your disclosure indicates that you are a development stage company issuing penny stock;

• You have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;

• It appears that you have conducted minimal business activities or operations since your inception in July 2013;

• You have a net loss of $3,774 to date and you have not generated any revenues to date;

• You have assets consisting only of $4,332 in cash and cash equivalents; and

• Your registration statement contains very general disclosure related to the nature of your business and your business plan.

In adopting Rule 419, the Commission stated that “it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.” Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe that the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise your registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

Our Response: We are not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” We have a specific plan and purpose. Our business purpose is selling used automobiles in Kyrgyzstan. In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Securities and Exchange Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to . . . start-up companies with specific business plans . . . even if operations have not commenced at the time of the offering.” Further, we included a statement on the cover page of the prospectus that we have no plans to engage in a merger or acquisition with another entity.

Prospectus Summary, page 5

AB International Group Corp., page 5

3. You indicate in the first paragraph under this heading, as well as elsewhere in your filing, that you require a minimum of $36,000 to implement your plan of operations for the next 12 months as described in your Plan of Operations. However, we note that your Plan of Operations disclosure beginning on page 17 solely addresses the situation in which you raise net proceeds between $41,500 and $91,500. If $36,000 is the minimum amount needed to implement your plan of operations, please revise your Plan of Operations disclosure beginning on page 17 to explain how that $36,000 minimum would be spent. Alternatively, if the minimum amount needed to implement your plan of operations is the $41,500 currently addressed in your Plan of Operations disclosure, please revise your disclosures on page 5 and elsewhere to state that a minimum of $41,500 is needed to implement your plan of operations.

Our Response: We have revised our disclosure to state that a minimum of $41,500 is needed to implement your plan of operations.

The Offering, page 6

4. Please state here and in the use of proceeds section, that there is no guarantee that you will receive any proceeds from the offering.

Our Response: We have revised to state here and in the use of proceeds section, that there is no guarantee that we will receive any proceeds from the offering.

Risk Factors, page 7

Risks Associated with This Offering, page 12

We Will Incur Ongoing Costs . . ., page 13

5. We note your intention to seek listing on the OTC Bulletin Board, which is contingent upon maintaining compliance with SEC filings. Please disclose, if known, whether you will voluntarily continue reporting in the absence of an SEC reporting obligation.

Our Response: We have revised to disclose that we will voluntarily continue reporting in the absence of an SEC reporting obligation.

Use of Proceeds, page 14

6. Please revise to include an order of priority of your use of proceeds.

Our Response: We have revised to include an order of priority of our use of proceeds.

Management’s Discussion and Analysis of Financial Condition or Plan of Operation, page 16

Development and Implement Marketing Strategy, page 19

7. Please elaborate on the “contacts that [Mr. Aitbaev] has developed.” Additionally, we note your disclosure on page 25 that Mr. Aitbaev “has been managing his own business in cars retail” for the last ten years and that he will not be devoting his full time to your business. Please discuss any potential conflicts of interest between Mr. Aitbaev’s current business and your potential business opportunities.

Our Response: We have revised elaborated this sentence. We have also discussed potential conflicts of interest between Mr. Aitbaev’s current business and our potential business opportunities.

Used Cars Purchase, page 19

8. We note your indication that “you should be in full operation and selling [y]our used cars within 12 months of completing [y]our offering.” Please revise to clarify whether you expect to begin conducting sales regardless of the subscription rate of this offering and, if so, how you intend to finance such operations.

Our Response: We have revised to clarify that we expect to begin conducting sales only if we sell at least 50% shares in this offering.

9. You also state that “[u]ntil you start to sell your cars, [you] do not believe that [y]our operations will be profitable.” Please revise to clarify the basis for your belief that you will be profitable even once you begin to sell cars, considering your financial statements suggest that you will continue to operate at a loss. Here or in an appropriate place in your prospectus, please also revise to clarify how you intend to finance future purchases of cars, considering your estimates here assume a fully subscribed offering yet only provide for the purchase of 6-9 cars.

Our Response: We have revised

This purchase was financed by Beken Aitbaev, our president and director, who loaned the Company funds. We plan finance future purchases from proceeds from this offering and from selling our cars. We may also loan the funds from, Beken Aitbaev, our president and director, however, he has no formal commitment, arrangement or legal obligation to advance or loan funds to the company.

10. We note your indication elsewhere in your prospectus that you purchased one car for resale for $7,000 on September 3, 2014. With a view to understanding how you financed this purchase and how you might finance future purchases, please revise to explain as much. In this regard, we note that your financial statements indicate that you have $3,569 in cash as of August 31, 2014.

Our Response: We have revised to explain how we financed this purchase and how we might finance future purchases.

11. We note your disclosure on page 24 that you plan to use ExportTrader Shipping Service, NEX Worldwide Express or USA InterCargo to ship the cars you buy to Kyrgystan. Please clarify here the costs of such services and how they will affect your revenues and cash flows.

Our Response: We have clarified the costs of such services and that they will affect yur revenues and cash flows as our customers will pay for shipping service.

Description of Business, page 22

General, page 22

12. Please revise your disclosure here, and elsewhere in the registration statement where applicable, to state that you plan to be in the business of selling used cars that you purchase in tAz``he United States to customers in Kyrgystan.

Our Response: We have revised our disclosure to state that we plan to be in the business of selling used cars that we purchase in the United States to customers in Kyrgyzstan.

Car Auctions, page 22

13. Please disclose the basis for all your assertions about the car auction market. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true. Please also provide independent supplemental materials, with appropriate markings and page references in your responses. The following are examples of some of your assertions:

• “Auto auctions can be found in most nations, but are often unknown to most people.”

• “In the US, auto auctions are relatively unknown to the public at large, but play a major role as a wholesale market for second-hand vehicles.”

• “Some auctions in the United States are used by banks, the IRS, and other government agencies to sell vehicles that were repossessed for failure to make monthly payments or pay taxes.”

Our response:  We have cited the internet source for all information above.

Exhibits, page 45

14. Please file the form of subscription agreement that you plan to use in the offering as an exhibit to the registration statement. Please refer to Item 601(b)(4) of Regulation S-K.

Our response:  We have filed the form of subscription agreement that we plan to use in the offering as an exhibit to the registration statement.

Exhibit 5.1

15. We note the second sentence of counsel’s opinion, which says “…the Shares will be registered for sale or transfer by the holders thereof pursuant to the provisions of that certain registration statement on Form S-1…and those holders are identified in that registration statement.” This sentence suggests that you are registering a secondary transaction when, in fact, it appears that you are registering a primary transaction. Please ask counsel to revise his opinion accordingly.

Our response:  Our counsel has revised his opinion.

Undertakings, page 45

16. It appears that you have transposed Rule 114 for Rule 424 in this section. Please revise.

Our response: We have revised in accordance with the comments of the commission.

Please direct any further comments or questions you may have to the company at bekenaitbaev@gmail.com.

Thank you.

Sincerely,

/S/ Beken Aitbaev

Beken Aitbaev, President